Mail Stop 3561

May 21, 2008

Mr. Wilson W. Hendricks III
Chief Executive Officer
True Product ID, Inc.
1615 Walnut Street, 3rd Floor
Philadelphia, Pennsylvania 19103

> **Re:** **True Product ID, Inc.**
> **Item 4.01 Form 8-K**
> **Filed May 13, 2008**
> **File No. 000-29249**

Dear Mr. Hendricks:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant